EXHIBIT 2.2

PLAN OF DOMESTICATION1

This PLAN OF DOMESTICATION (the “Plan of Domestication”) is made on [●], 2023 and sets forth the terms 2pursuant to which The Growth for Good Acquisition Corporation, a Cayman Islands exempted company limited by shares (“G4G”), shall effect a domestication and become a Delaware corporation (the “Domestication”) to be known as ZeroNox Holdings, Inc. (the “Domesticated Corporation”), pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”).

RECITALS

WHEREAS, G4G is a Cayman Islands exempted company limited by shares duly incorporated and registered and validly existing under the laws of the Cayman Islands;

WHEREAS, the Board of Directors of G4G (the “Board”) has determined that it is advisable and in the best interests of G4G that G4G become domesticated, and continue to exist as, a Delaware corporation in accordance with Part XII of the Companies Act and Section 388 of the DGCL;

WHEREAS, the Board3 has duly approved, authorized, adopted, ratified and confirmed the Domestication, this Plan of Domestication and each corporate action to be taken by the Domesticated Corporation in connection with the Domestication as set forth in this Plan of Domestication, all in accordance with [all applicable non-United States law]4 and pursuant to Section 388 of the DGCL.

[1]	Note to Ogier: Please confirm that this Plan (and each of the matters set forth in the Plan) will be approved in accordance with Cayman law. Ogier Response: The resolutions to be passed pursuant to Proposal 3 are "RESOLVED, as a special resolution, that the Company be transferred by way of continuation to the State of Delaware pursuant to Article 31 of the Amended and Restated Articles of Association of the Company, Part XII of the Companies Act (Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, be continued and domesticated as a corporation under the laws of the State of Delaware." This is sufficient to authorize the domestication from a Cayman perspective, but does Delaware law require the Plan itself to be approved by shareholders?

[2]	Note to Ogier: Are there any conditions (e.g., shareholder approval) that need to be included in order for the plan to be approved in accordance with Cayman law or other conditions to the effectiveness of the Plan? Ogier Response: If the Plan will be signed prior to the shareholder meeting, it should be made conditional upon "the shareholders of G4G resolving, as a special resolution, that G4G be transferred by way of continuation to the State of Delaware pursuant to Article 31 of the Amended and Restated Articles of Association of G4G adopted by special resolution on December 9, 2021, Part XII of the Companies Act and Section 388 of the DGCL and, immediately upon being de-registered in the Cayman Islands, be continued and domesticated as a corporation under the laws of the State of Delaware". If the Plan will be signed after the shareholder meeting, we suggest updating the recitals to reflect the fact that "the Plan has been approved by G4G's shareholders in accordance with the Amended and Restated Articles of Association of G4G adopted by special resolution on December 9, 2021, Part XII of the Companies Act and Section 388 of the DGCL".

[3]	Note to Ogier: Consider whether any other corporate approvals for the Cayman entity are required and should be referenced. Ogier Response: No other Board approvals are required under Cayman Islands law. Please see above response with respect to shareholder approvals.

[4]	Ogier NTD: We suggest amending to "the Companies Act and G4G's Amended and Restated Articles of Association adopted by special resolution on December 9, 2021", if permitted.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, G4G agrees as follows:5

1.            Domestication. In connection with the Domestication, G4G shall (a) file an application for transfer by way of continuation, together with all other documents required to be filed in connection therewith pursuant to the Companies Act, with the Registrar of Companies of the Cayman Islands and obtain a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Upon the filing of a certificate of corporate domestication in the form attached hereto as Exhibit A (the “Certificate of Domestication”), and a certificate of incorporation in the form attached hereto as Exhibit B (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware pursuant to Sections 103 and 388 of the DGCL (the “Effective Time”), G4G shall become domesticated as a Delaware corporation pursuant to Section 388 of the DGCL, under the name “ZeroNox Holdings, Inc.” and will, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as G4G. G4G will not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Domestication will not be deemed to constitute a dissolution of G4G and will constitute a continuation of the existence of G4G in the form of a Delaware corporation.

2.            Conversion of Securities. As a result of and at the Effective Time, pursuant to the Domestication:

(a)	each of the then issued and outstanding Class A ordinary shares par value $0.0001 per share, of G4G shall convert automatically into one share of Common Stock, par value $0.0001 per share, of the Domesticated Corporation (“Common Stock”) having the rights, powers and privileges, and the obligations, set forth in the Certificate of Incorporation;

(b)	each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of G4G shall convert automatically into one share of Common Stock having the rights, powers and privileges, and the obligations, set forth in the Certificate of Incorporation;

(c)	each of the then issued and outstanding warrants of G4G shall convert automatically into one warrant to acquire one share of Common Stock, pursuant to the Warrant Agreement, dated December 9, 2021, between G4G and Continental Stock Transfer & Trust Company, as warrant agent, as amended;

[5]	Note to Ogier: Please confirm whether the approval is in accordance with Cayman law and whether it is subject to any additional required approvals (e.g. shareholder approval) under Cayman law. Ogier Response: No other Board approvals are required under Cayman Islands law. Please see above response with respect to shareholder approvals.

(d)	each of the then issued and outstanding units of G4G shall separate automatically into one share of Common Stock, one-half of one warrant of the Domesticated Corporation and one right of the Domesticated Corporation; and

(e)	each of the then issued and outstanding rights of G4G shall convert automatically into one right to acquire one-sixteenth of one share of Common Stock of the Domesticated Corporation.

3.            Tax Matters. For United States federal income tax purposes, the Domestication is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.

4.            Governing Documents. (a) At the Effective Time, the Amended and Restated Memorandum and Articles of Association of G4G adopted by special resolution on December 9, 2021, shall be terminated and be of no further force or effect, and (b) from and after the Effective Time, the Certificate of Incorporation, in the form attached hereto as Exhibit B and the By-Laws of the Domesticated Corporation, in the form attached hereto as Exhibit C (the “By-Laws”), shall govern the affairs of the Domesticated Corporation and the conduct of its business, until thereafter amended in accordance with the DGCL and their respective terms.

5.            Board of Directors. Each member of the Board as of immediately prior to the Effective Time shall be a director of the Domesticated Corporation from and after the Effective Time, each of whom shall serve as directors of the Domesticated Corporation until such time as their respective successors have been duly elected and qualified, or until such director’s earlier removal, resignation, death or disability, in each case, in accordance with the DGCL, the Certificate of Incorporation and the By-Laws.

6.            Officers. Each officer of G4G as of immediately prior to the Effective Time shall be an officer of the Domesticated Corporation from and after the Effective Time and shall retain the same title with the Domesticated Corporation from and after the Effective Time as such officer had with G4G immediately prior to the Effective Time, each of whom shall serve until such time as their respective successors have been designated by the Board, or until such officer’s earlier removal, resignation, death or disability, in each case, in accordance with the DGCL, the Certificate of Incorporation and the By-Laws.

7.            Effects of Domestication. Immediately upon the Effective Time, the Domestication shall have the effects set forth in Part XII of the Companies Act and Section 388 of the DGCL, including, without limitation, all of the rights, privileges and powers of G4G, and all property, real, personal and mixed, and all debts due to G4G, as well as all other things and causes of action belonging to G4G, shall remain vested in the Domesticated Corporation and shall be the property of the Domesticated Corporation and the title to any real property vested by deed or otherwise in G4G shall not revert or be in any way impaired by reason of the DGCL. Following the Domestication, all rights of creditors and all liens upon any property of G4G shall be preserved unimpaired, and all debts, liabilities and duties of G4G shall remain attached to the Domesticated Corporation, and may be enforced against the Domesticated Corporation to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Domesticated Corporation. The rights, privileges, powers and interests in property of G4G, as well as the debts, liabilities and duties of G4G, shall not be deemed, as a consequence of the Domestication, to have been transferred to the Domesticated Corporation for any purpose of the laws of the State of Delaware, including the DGCL.

8.            Further Assurances. If at any time the Domesticated Corporation, or its successors or assigns, shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Plan of Domestication, G4G and its Board and authorized officers shall be deemed to have granted to the Domesticated Corporation an irrevocable power of attorney and authorization to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Domesticated Corporation and otherwise to carry out the purposes of this Plan of Domestication, and the directors and authorized officers of the Domesticated Corporation are fully authorized to take any and all such action.

9.            Amendment or Termination. This Plan of Domestication may be amended or terminated at any time before the Effective Time by action of the Board.

10.            Miscellaneous. The provisions of this Plan of Domestication shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Plan of Domestication shall be governed by and construed in accordance with the laws of the State of Delaware, including the DGCL, without giving effect to any choice of law or conflict of law provisions or rule (except to the extent that the laws of the Cayman Islands govern the Domestication and the adoption and approval of this Plan of Domestication and each corporate action to be taken by the Domesticated Corporation in connection with the Domestication as set forth in this Plan of Domestication) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

***

IN WITNESS WHEREOF, this Plan of Domestication has been duly executed and delivered by a duly authorized officer of G4G as of the date first written above.

Executed as a deed

THE GROWTH FOR GOOD ACQUISITION CORPORATION

By:	/s/ Yana Watson Kakar
Name:	Yana Watson Kakar
Title:	Chief Executive Officer

Exhibit A

Certificate of Domestication

[see attached]

A-1

Exhibit B

Certificate of Incorporation

[see attached]

B-1

Exhibit C

By-Laws

[see attached]

C-1